

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

May 19, 2009

Aaron Whiteman
President
Kinder Travel Inc.
1461 A. First Avenue, Suite 360
New York, NY 10021-2209

> **Re:** **Kinder Travel Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed April 13, 2009**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 22, 2009**
> **File No. 000-52703**

Dear Mr. Whiteman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Cover Page

1.   We note that you did not check the box indicating that there is no
        disclosure of delinquent filers in response to Item 405 of Regulation S-K,
        yet we do not see the disclosure required by Item 405 in your filing. We
        also note that you state on page 35 of your 10-K and on page 7 of your
        PRE14C that you believe all shareholders who own 10% or more of your
        stock have complied with all applicable filing requirements. Please clarify
        the apparent discrepancy in your disclosure or advise.

Forward-Looking Statements, page 4

2.   As Section 27A of the Securities Act and Section 21E of the Exchange
        Act do not apply to issuers of penny stock, either delete the reference to
        these sections or revise to indicate that the safe harbor does not apply to
        you. Refer to Section 27A of the Securities Act and Section 21E of the
        Exchange Act.

Signatures

3.   We note that the signature page has only been signed by individuals on
        behalf of the registrant. Please revise your signature page to include the
        second half of the signature page and to also have the registrant's principal
        executive officer, principal financial officer, principal accounting officer
        and a least a majority of the board of directors sign the Form 10-K in their
        individual capacity. Refer to the General Instruction D(2) of Form 10-K.

Information Statement on Form PRE 14C

General

4.   Please revise your filing to include the audited financial statements of the
        Company for each of the two most recent fiscal years and unaudited
        interim period. Please note the audited financial statements may be filed
        separately or through incorporation by reference to the Company's Form
        10-K.

5.   You are also required to include pro forma information giving effect to the
        disposal for the latest complete fiscal year and subsequent interim period.
        Refer to Rule 8-05 of Regulation S-X. You may also refer to Rule 11-01
        of Regulation S-X for enhanced guidelines with respect to the preparation,
        presentation and disclosure of pro forma financial information. Please

note any assets and/or liabilities that are not a part of the disposal and are retained by the Company should reflected in the pro forma financial statements accordingly. You may include disclosure surrounding these items; in addition, to providing disclosure for the pro forma adjustment items.

6. We note that there is no Schedule 13D on file for Phoinos Oxford Lifesciences Limited. Please advise the staff why Phoinos Oxford Lifesciences Limited has not filed a Schedule 13D. Refer to Rule 13d-1 of the Exchange Act.

7. Please discuss any rights of appraisal or similar rights to which your shareholders may be entitled. Please refer to Item 3 of Schedule 14A.

Directors, Executive Officers, Promoters and Control Persons, page 3

8. Please include the business experience of Hyunho Jin and Dirk Holzhauer during the past five years, including the name of each employer and the years and months of employment. Alternatively, advise.

Security Ownership of Certain Beneficial Owners…, page 4

9. Please update this table to include Phoinos Oxford Lifesciences Limited as they appear to own more than 5% of your company's common stock or please advise as to why Phoinos Oxford Lifesciences Limited is not included in the beneficial ownership table. Refer to Item 403 of Regulation S-K.

10. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being held by all legal entities.

Approval of Asset Purchase Agreement, page 7

11. We note that you are conducting a sale of substantially all of your assets and acquiring new assets in order to fundamentally change the nature of your business. Please provide all information required by Item 14(b) of Schedule 14A or advise as to why this is not necessary.

12. Please also provide the information required by Item 15 of Schedule 14A or advise as to why this is not necessary. In particular, please discuss in detail the facts you considered in determining the fairness of the consideration received for your travel assets and the fairness of the amount paid for the patents. Please ensure that you outline all material features of the travel asset sale and patent purchase transactions and summarize the

material portions of the purchase agreements.

13.   You state that you have been involved in "substantial negotiations" relating to the acquisition of medical patents. Please update this disclosure to reflect that as of April 20, 2009, you closed a transaction in which you purchased medical patents in exchange for issuing common stock.

Approval of an Amendment to the Articles of Incorporation …, page 9

14.   We note your disclosure that you are increasing your authorized common stock in order to allow for future issuances of common stock "in accordance with forward stock splits, proposed equity financings, debt settlement, and contractual provisions." Please more specifically explain the reason behind your decision to increase the number of authorized shares at this time. We note, for instance, that you currently have only 2,650,000 shares outstanding. Please also state, if true, that you have no current plans to issue shares of your authorized common stock. Please refer to Item 11 of Schedule 14A.

15.   Please revise the information statement to disclose that the newly authorized common shares can be issued at any time by action taken by your board of directors, and that no further shareholder action is required.

16.   Please discuss the potential dilutive effect to your current shareholders that the increase in the number of authorized common shares could have by enabling you to issue more common shares then you are currently authorized to issue.

17.   Please also discuss the potential anti-takeover effect due to an increase in the number of authorized common shares.

****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at 202-551-3346 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at 202-551-3490 or me at 202-551-3574 with any other questions.

Sincerely,

Julie F. Bell
Attorney-Adviser

cc: Louis Carrillo, Esq.
        via facsimile (619) 330-1888